SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

1-15154

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

3/11/02

For March, 2002

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibits	Description	Sequential Page No.
1	Press Release dated March 5, 2002	3

Paris, 5 March 2002

PRESS RELEASE

RESULTS FOR 2001 : AGF GROUP HOLDS ITS OWN IN A DIFFICULT ENVIRONMENT: NET INCOME AT 717 MILLION EUROS AND INCOME BEFORE EXCEPTIONAL ITEMS IS STABLE

INCOME BEFORE EXCEPTIONAL ITEMS OF INSURANCE COMPANIES AND BANKING:
893 MILLION EUROS, +2.3% (+1% PROFORMA)

NET INCOME GROUP SHARE:
717 MILLION EUROS, -15.1% (-18.9% PROFORMA)

NET EARNINGS PER SHARE:
4.24 EUROS, -15.5% (-19.2% PROFORMA)

NET DIVIDEND PER SHARE:
HELD AT 2 EUROS

EMBEDDED VALUE PER SHARE:
46.1 EUROS , -12.5% PROFORMA

ROE: 13.1%

The presentation document for 2001 results may be consulted at http://www.agf.fr

KEY FIGURES

in millions of euros	31.12.01	31.12.00*	31.12.00** proforma	Change	Change proforma
Premium income from insurance	16 620.6	15 747.8	15 842.0	+5.5%	+4.9%
Net income bef. except. items, insurance and banking	893	873	884	+2.3%	+1.0%
Net income bef. except. items and goodwill	868	917	958	-5.3%	-9.4%
Net income bef. except. items	764	836	876	-8.6%	-12.8%
Consolidated net income	717	845	885	-15.1%	-18.9%
Net earnings per share (euros)* **	4.24	5.02	5.25	-15.5%	-19.2%
Net dividend per share (euros)	2.00	2.00	n.a.	n.a.	n.a.
Net asset value per share (euros)	42.1	49.4	48.2	-14.8%	-12.7%
Embedded Value per share (euros)	46.1	54.9	52.7	-16.0%	-12.5%
ROE	13.1%	15.6%	17.5	n.a.	n.a.

**Data published for 2000 not directly comparable*

*** 2000 proforma data include the retroactive application of the principles and methods set forth by regulation CRC 2000.05*

**** Weighted EPS stood at 4.27 euros, vs. 4.97 euros in 2000 (-14.1%)*

The presentation document for 2001 results may be consulted at http://www.agf.fr

In 2001, AGF proved that it is financially solid by maintaining high level results and profitability that were even higher than in 1999, as it pursued premium income growth.

Despite **a tough year for insurance** when financial markets were difficult, claims experience higher, and there were major costs due to non-life systems transfers and the euro conversion, **consolidated net income** group share amounted to **717 mn euros**, a drop of **15.1%*** from 2000, **but a rise of 7.5% from 1999.**

Based on the number of shares at 31.12.01, less treasury shares (15 554 261 shares), or 169 126 373 shares, **net earnings per share** stood at **4.24 euros**, down 15.5%* from last year, but up 11.6% from 1999.

2001 **ROE** stood at **13.1%**, compared with 15.6%* in 2000 and 12.1% in 1999. **The normed profitability of allocated capital** amounted to **10.9%**, compared with 13.6% in 2000 and 10.3% in 1999.

Therefore, the board of directors is recommending that the general meeting of shareholders approve a **net divided of 2 euros per share, unchanged** from last year.

HIGHLIGHTS IN 2001

2001 was characterised by sustained **business growth** through rate increases in property and liability insurance and the robust expansion of activities abroad.

The year also saw the development and **implementation of a new strategy for optimising the allocation of resources.** Its four major planks are:

- creating a group providing global protection to individuals and their assets,
- increasing non-life profitability and reducing volatility significantly,
- increasing AGFs positions in specialty businesses, particularly credit insurance
- strengthening the strategy of differentiated approaches to customers.

Savings revenue resisted well in 2001 in a difficult environment, and the line of life insurance and financial products was enriched as well. Also, the general agents were mobilised for major non-life system transfers and the conversion to the euro.

* Published 2000 data

CONSOLIDATED RESULTS: Good resistance in a tough year

- The **contribution** (before exceptional items and goodwill) of insurance companies, credit insurance, assistance, Asset management and Banks totalled **893 mn euros, +2.3%*** (+1% proforma), and included the following:

  - **Strong contribution of life and health in** France (482 mn euros),
  - **A slight downturn in the contribution of property and liability insurance** in France (221 mn euros),
  - Outside France, the profitability of Spain continued to, and there was a marked recovery in the contribution of South America, although there are still problems in Belgium.
  - **Downturn in the contribution of asset management and banks** (34 mn euros) due to development costs in respect of Banque AGF.

- The contribution of the **holding companies** stood at –25 mn euros. All in all, net income before exceptional items and goodwill amounted to **868 mn euros.**

- the goodwill charge before exceptional items amounted to 104 mn euros. And lastly, **exceptional items stood at -46 mn euros** (vs. +9 mn euros en 2000), owing to 58 mn euros of exceptional income, including the disposal of AGF MAT, and 104 mn euros of exceptional losses, including a supplementary provision for the early retirement plan and a provision for Argentina.

NORMED PROFITABILITY: at 1999 level

The **normed profitability of capital allocated to** operations was **10.9%** (vs. 13.6% in 2000), equal to the level in 1999.

- **The normed profitability of capital allocated to insurance in France stood at 9.4%**, compared with 13.2% in 2000, which was close to the 1999 level (9.5%). This slide was mainly due to lower normed profitability on life and health insurance (13.8% in 2001), compared with a very high level in 2000 (19.3%), the drop in the normed profitability on property and liability insurance (3% in 2001, vs. 6.5% in 2000), owing to poorer claims experience, the cost of systems transfers, and the euro conversion.

- On the other hand, **at 15.2%, the normed profitability of capital allocated to activity abroad continued to improve,** rising from 14.5% in 2000 and 10% in 1999. This advance was mainly due to higher normed profitability in Spain (15.1%, vs. 13.9% in 2000) and the very significant improvement in South America, where profitability rose from –0.4% in 2000 to 8.4% in 2001. The high level of normed profitability in the Netherlands continued through the year at 24.8%.

- The normed profitability of capital allocated to **Asset Management and Banks** dropped this year (to **4.4%** from 15.1%), mainly because of investments in Banque AGF.

- The normed profitability of capital allocated to **credit insurance** resisted at 10.2%.

* Published 2000 data

The presentation document for 2001 results may be consulted at http://www.agf.fr

RESULTS BY ACTIVITY: the contribution of property and liability insurance dropped but was offset by major growth in life and health insurance

- LIFE AND HEALTH INSURANCE

In and outside France, life and health business contributed consolidated **premium income** of **7 830.3 mn euros**, down 4.7% (-7.6% on a comparable basis), and carried a relative weight of 43% of total business.

The **contribution** to AGFs total income before exceptional items equalled **515 mn euros**, +29.7%* and accounted for **57.6%** of the total contributed by all operating companies.

France

Premium income from **life and health** dropped 11.3% to **5 626.8 mn euros.**

The **contribution** of life and health in France rose **53.5%*** to **482 mn euros.**

In life insurance :

- Average **mathematical reserves** continued growing (+5.8%* between 31.12.00 and 31.12.01 to 40.3 bn euros).
- **In 2001, the surrender rate was way down to 2.9%**, compared with 3.5% in 2000, demonstrating that customer loyalty is still improving.
- The **ratio of costs/mathematical reserves** also dropped from 1.8%* in 2000 to 1.7% in 2001 despite major capital spending on systems.
- **Policyholder profit-sharing was significantly down to 5.2%**, vs. 7.5% in 2000 (excluding unit-linked).

Outside France

Premium income from life and health outside France stood at **2 203.5 mn euros**, a rise of **17.7%*** (+3.5% on a comparable basis) and the **contribution** of life and health outside France equalled **33 mn euros** (vs. 83 mn euros in 2000*).

In **Belgium**, premium income from life and health totalled **493.6 mn euros (-3.2%*)**. The contribution was down significantly to **7.1 mn euros** (79.3 mn euros in 2000*), due to market conditions that particularly affected AGF Belgium.

In **the Netherlands**, premium income from life and health rose 1.5% on a comparable basis to 590.4 mn euros, and the contribution to income before exceptional items was 17.9 mn euros, compared with 11.4 mn euros in 2000*.

In **Spain**, life and health rose 21.6% to **484.8 mn euros** and made a contribution of **16.5 mn euros** (10 mn euros in 2000*), buoyed by group insurance growth.

* Published 2000 data

In **South America**, total premium income from life and health stood at **456.8 mn euros** (+3.1% on a comparable basis). The contribution was much better, rising from –26.1 mn euros* in 2000 to -8.1 mn euros in 2001, owing to continued restructuring.

• PROPERTY AND LIABILITY INSURANCE

Consolidated **premium income** from property and liability insurance amounted to **7 209.2 mn euros, up 16.4%** (+14.2% on a comparable basis), and accounted for a relative weight of 39% of total business.

The **contribution** to AGFs income before exceptional items amounted to **278 mn euros (-16.3%*)**, or **31%** of the total net income before exceptional items of operating companies.

The overall combined group ratio was slightly up from 108.4% in 2000 to **109.5% in 2001.**

France

Premium income from property and liability insurance stood at **4 431.8 mn euros**, a rise of **17.4%** (16.2% on a comparable basis).

The **contribution** of property and liability insurance in France dropped by a slight **1%*** to **221 mn euros.**

The contribution was stable despite deteriorating claims experience (claims ratio: 85.6% in 2001, vs. 82.9% in 2000**), especially in corporate business and MAT, due to claims in 2001 (WTC and the AZF factory in Toulouse). The claims ratio of non-life brokerage stood at 94.3% in 2001, vs. 87.2% in 2000. The cost ratio was globally stable at 27.6%, vs. 27.4%; it was down for general agents, but up slightly for brokerage and group. The combined ratio in France was up to 113.2% in 2001.

Outside France

Premium income from property and liability insurance outside France rose 14.8% to **2 777.4 mn euros** (+11.2% on a comparable basis).

Outside France, the branch **contributed 57 mn euros (vs. 109 mn euros in 2000*)** to net income before exceptional items and goodwill.

---

*Published 2000 data

** Combined ratios exclude the impact of storms

In **Belgium**, premium income from property and liability stood at 348.3 mn euros (+1.2% on a comparable basis). Income before exceptional items amounted to **–18.6 mn euros**, vs. –19.3 mn euros in 2000*. This situation owed to heavy recurring claims experience that investment income in 2001 had difficulty offsetting. Rate increase and current restructurings will lead to better underwriting results. On the other hand, the cost ratio was clearly down, dropping from 36% in 2000 to 33% in 2001.

In **the Netherlands**, premium income from property and liability amounted to 770.1 mn euros (+10.9%* on a comparable basis), and income before exceptional items, to 13.6 mn euros (44.6 mn euros in 2000*), owing to the deterioration of claims experience (claims ratio: 74% in 2000, 79.3 in 2001).

In **Spain**, premium income from property and liability amounted to 348.3 mn euros (+1.2% on a comparable basis). The contribution stood at 26.4 mn euros (33.3 mn euros in 2000*). The combined ratio registered a major drop, from 105% in 2000 to 100% in 2001.

In **South America**, total premium income from property and liability amounted to 841.2 mn euros (+12.8% on a comparable basis). The region was profitable in 2001, making a contribution of 2.2 mn euros, vs. –19.1 mn euros in 2000*. The improvement in the results of business was particularly dramatic in Colombia (6.8 mn euros in 2001, vs. -17 mn euros in 2000*). The combined ratio was in steep decline, from 111.4% in 2000 to 103.6% in 2001.

CREDIT INSURANCE

The **premium income** generated by the AGF Group's credit insurance activities through the subsidiaries of Euler amounted to **1 136.9 mn euros, +10.6%**; on a comparable basis, it rose 9%.

After restatement in consolidation, the **contribution** before exceptional items (AGF share) from Euler before goodwill amortisation stood at **46.6 mn euros** (60.6 mn euros in 2000*). AGFs stake in Euler rose from 56.4% to 66.5% between 31.12.00 and 31.12.01. At 100%, the consolidated net contribution published by the Euler Group dropped **25.4% to 90.4 mn euros,** owing to the economic downturn.

ASSET MANAGEMENT AND BANKS IN FRANCE

The **contribution** before exceptional items and goodwill dropped to **34 mn euros.** The contribution of Banque AGF and its subsidiaries fell from 21* to -3 mn euros, owing to investments to develop Banque AGF, and the transfer of Sophia from the banking to the insurance segment. The contribution of Asset Management suffered from poor market conditions and dropped to 16 mn euros in 2001 (25 mn euros in 2000*). The contribution of Enténial improved by a significant 40% to 21 mn euros (15 mn euros in 2000*)

* Published 2000 data

OTHER FINANCIAL ITEMS

Realised capital gains

Capital gains realised group share in 2001 amounted to **1 214.4 mn euros after provisions for asset impairment (84 mn euros in France and 43.7 mn euros abroad)**, vs. 1 756.1 mn euros in 2000*. 49% of these gains (598.2 mn euros) were taken in life business in France. Realised capital gains net of policyholder profit-sharing stood at 804.2 mn euros.

Assets under management, unrealised capital gains and shareholder's equity

The market value of **assets under management** stood at **67.4 bn euros** at 31.12.01. **Unrealised capital gains** group share dropped significantly between 31.12.00 and 31.12.01, in line with the financial markets, falling from 7.29 bn euros* to **5.03 bn euros**. Unrealised capital gains on property rose 44.7%* to 2.2 bn euros, mainly due to the strategy of renovating holdings and changing consolidation methods. Unrealised gains on equities dropped 68.1%* (1.30 bn euros, vs. 4.07 bn euros in 2000), due to profit-taking (639.6 mn euros), the reduction of equity exposure (20.7% at end of 2001, vs. 29% at end of 2000) and the general market downturn throughout the year. Unrealised capital gains on bonds dropped a slight 10%* to 1.53 bn euros.

Consolidated **book shareholders' equity after restatements to reflect the new accounting methodology** stood at **6.12 bn euros** after share buy-backs, vs. 5.72 bn euros proforma in 2000.

Net asset value

Net asset value (after share buy-backs) stood at **7.13 bn euros**, or **42.1 euros per share**, vs. 48.2 euros proforma at 31.12.00. Fully diluted, net asset value was 42.2 euros per share, vs. 48.1 euros proforma at 31/12/00. The drop owed to the drop in unrealised capital gains.

Embedded Value

AGFs Embedded Value[1], including the value of the life portfolios in France and Benelux, stood at **7.80 billion euros** (calculated before the dividend payment and after the impact of share buy-backs), or **46.1 euros per share**, vs. 52.7 euros proforma at 31.12.00. It is calculated using the sum of net asset value (7.13 bn euros) and the value of the portfolio not included therein (1.35 bn euros) less deferred business acquisition costs (680 mn euros). The **value of new business** in France and Benelux amounted to **60 mn euros** (including 56 mn in France) vs. 93 mn euros in 2000.

* Published 2000 data

[1] Embedded value does not include the value of future new business, except for the network values included in net asset value.

The presentation document for 2001 results may be consulted at http://www.agf.fr

OUTLOOK

in 2001, AGF continued to implement its strategy, clarifying its role in the Allianz Group (reorganised global business, world leadership in two specialty businesses, continuing geographic responsibilities) and optimised its organisations.

By 2004, AGF activity should grow significantly due to the continuing development of life and health and savings revenue, higher premium income from property insurance, and a policy of constant innovation to anticipate market changes (group retirement, care networks, etc.)

In terms of results, AGF is expecting a major improvement in profitability over the next three years, which will happen because of the following:

- the programme of strong profitability recovery in property and liability insurance, which is expected to lead to a significant reduction in the combined ratio between 2001 and 2004,
- a continuing high level of profitability in life and health insurance, while pursuing capital spending for growth,
- a return to economic growth that works to the benefit of a strengthened credit insurance group.

The presentation document for 2001 results may be consulted at http://www.agf.fr

NET CONSOLIDATED RESULTS GROUP SHARE AT 31/12/01

in millions of euros	31.12.01	31.12.00*	Change
Life and health insurance in France	482	314	+53.5%
Non-life insurance in France	221	223	-1.0%
Activity outside France	100	205	-51.2%
Credit insurance	47	60	-21.7%
Asset Management and Banks in France	34	62	-45.2%
Assistance	3	9	-66.7%
Other	6	0	n.a.
Income of operating companies before exceptional items and goodwill	893	873	+2.3%
Holding companies	-25	44	n.a.
Net income before exceptional items and goodwill	868	917	-5.3%
Goodwill amortisation	-104	-81	n.s.
Net income before exceptional items	764	836	-8.6%
Exceptional items	-47	9	n.a.
Consolidated net income group share	717	845	-15.1%

* Data published for 2000 not directly comparable:
consolidated net income for 2000 (proforma) = 885 mn euros.

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Marc de Pontevès 33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr
Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo 33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David 33 (0)1 44 86 67 45 davidse@agf.fr

The presentation document for 2001 results may be consulted at http://www.agf.fr

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11, 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: ______________________
Richard Lips
Corporate Communications

By: ______________________
Reinhard Preusche
Head of Compliance

DATE: March 5, 2002